Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF WORK MEDICAL TECHNOLOGY GROUP LTD
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 12, 2025

The undersigned shareholder of WORK Medical Technology Group LTD, a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Extraordinary General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated August 22, 2025, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 9:30 a.m. Eastern Time, on September 12, 2025, at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, with the ability given to shareholders to attend virtually at http://www.virtualshareholdermeeting.com/WOK2025SM, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the proxy. If the chairman of the Meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

1.	to approve one or more share consolidations of the Company’s ordinary shares, subject to the determination of the consolidation ratio and timing by the board of directors of the Company;

2.	to approve a share capital increase, subject to the determination of the aggregate authorized share capital increase and timing by the board of directors of the Company;

3.	to approve the Company’s adoption of a further amended and restated memorandum of association, conditional upon the approval of the proposed share capital increase, to reflect the relevant share consolidation and the relevant share capital increase upon their effectiveness; and

4.	to approve any adjournment of the Meeting, if necessary.

This proxy should be marked, dated, and signed by the Shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

	This Proxy Card must be received not less than 48 hours before the scheduled commencement of the extraordinary general meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:

It is resolved, as an ordinary resolution, that:

A. conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine:

i. all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to three (3) years from the date of the Extraordinary General Meeting of the Shareholders of the Company held on September 12, 2025 (the “Meeting”), in each case, at such consolidation ratio and effective time as the Board may determine in its sole discretion (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided however, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than 2:1 nor greater than 250:1, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

ii. no fractional Shares be issued in connection with any Share Consolidation and, in the event that a Shareholder would otherwise be entitled to receive a fractional Share upon a Share Consolidation, the total number of Shares to be received by such Shareholder be rounded up to the next whole Share; and

iii. any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

B. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion.

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PROPOSAL NO. 2:

It is resolved, as an ordinary resolution, that

A. conditional upon the approval of the Board in its sole discretion, with effect as of the date the Board may determine at any one time during a period of up to one (1) year from the date of the Meeting, that the authorized share capital of the Company is hereby authorized to be increased from US$250,000 divided into 400,000,000 Class A ordinary shares of par value US$0.0005 each, and 100,000,000 Class B ordinary shares of par value US$0.0005 each, up to a maximum of US$10,000,000 divided into Class A ordinary shares and Class B ordinary shares, in each case, of the then current par value as a result of the Share Consolidation(s) (if any) at a ratio of 4 Class A ordinary shares for every 1 Class B ordinary share (the “Share Capital Increase”); and

B. any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Capital Increase, if and when deemed advisable by the Board, in its sole discretion.

		☐	☐	☐

PROPOSAL NO. 3:	It is resolved, as a special resolution, that, subject to and immediately following a Share Consolidation and/or the Share Capital Increase being effected, the Company be and hereby is authorized to adopt a further amended and restated memorandum of association in substitution for, and to the entire exclusion of, the Company’s existing amended and restated memorandum of association, to reflect the relevant Share Consolidation and/or the Share Capital Increase.	☐	☐	☐

PROPOSAL NO. 4:	It is resolved, as an ordinary resolution, that the Board, or any member thereof in its sole discretion, be and hereby is authorized to adjourn the Meeting to a later date or dates, or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the Meeting or any adjournment thereof. In the case of a Shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here

Date: